UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 28, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
On July 28, 2016, the Credit Suisse Financial Report 2Q16 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the sections of the attached Financial Report entitled “Message from the Chairman and the Chief Executive Officer”, “Investor information” and “Financial calendar and contacts”.
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read together with the Group’s annual report on Form 20-F for the year ended December 31, 2015 (Credit Suisse 2015 20-F), the financial report for the first quarter of 2016, furnished to or filed with the SEC on Form 6-K on May 10, 2016, and the financial report for the second quarter of 2016, furnished to or filed with the SEC as Exhibit 99.1 hereto.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2015 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2016 (6M16) compared to the six months ended June 30, 2015 (6M15) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2016. The Group’s financial report for the second quarter of 2016 (Credit Suisse Financial Report 2Q16), filed as Exhibit 99.1 hereto, includes unaudited financial information for 6M16 and 6M15.
Credit Suisse
Credit Suisse includes the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M16 (CHF million)
Net revenues	2,693	2,318	1,818	2,875	931	15	10,650	(904)	9,746
Provision for credit losses	15	14	(19)	6	29	(1)	44	78	122
Compensation and benefits	966	1,041	823	1,449	595	(30)	4,844	372	5,216
Total other operating expenses	827	718	544	1,464	234	248	4,035	658	4,693
of which restructuring expenses	44	23	11	150	19	0	247	99	346
Total operating expenses	1,793	1,759	1,367	2,913	829	218	8,879	1,030	9,909
Income/(loss) before taxes	885	545	470	(44)	73	(202)	1,727	(2,012)	(285)
6M15 (CHF million)
Net revenues	2,862	2,286	2,128	4,077	967	557	12,877	725	13,602
Provision for credit losses	56	1	8	0	0	0	65	16	81
Compensation and benefits	981	1,086	763	1,645	670	141	5,286	604	5,890
Total other operating expenses	914	649	525	1,314	199	204	3,805	659	4,464
of which restructuring expenses	–	–	–	–	–	–	–	–	–
Total operating expenses	1,895	1,735	1,288	2,959	869	345	9,091	1,263	10,354
Income/(loss) before taxes	911	550	832	1,118	98	212	3,721	(554)	3,167

Results summary
In 6M16, Credit Suisse reported a loss attributable to shareholders of CHF 132 million compared to net income attributable to shareholders of CHF 2,105 million in 6M15.
Net revenues of CHF 9,746 million decreased 28% compared to 6M15, primarily reflecting lower net revenues in the Strategic Resolution Unit, Global Markets and Corporate Center.
Provision for credit losses of CHF 122 million primarily reflected net provisions of CHF 78 million in the Strategic Resolution Unit, CHF 29 million in Investment Banking & Capital Markets, and CHF 15 million in Swiss Universal Bank. The net increase in provision for credit losses of CHF 41 million from CHF 81 million in 6M15 was mainly related to increases of CHF 62 million in the Strategic Resolution Unit and CHF 29 million in Investment Banking & Capital Markets, partially offset by a decrease of CHF 41 million in Swiss Universal Banking.
Total operating expenses of CHF 9,909 million decreased 4% compared to 6M15, primarily reflecting a 11% decrease in compensation and benefits, mainly due to reduced discretionary compensation expenses and lower deferred compensation expenses from prior-year awards, reflecting a lower deferral rate, and slightly lower general and administrative expenses, mainly reflecting lower other general and administrative expenses, such as dues and fees and non-income taxes, mostly offset by an increase in professional services expenses. In addition, we incurred CHF 346 million of restructuring expenses in 6M16 in connection with our new strategy, of which CHF 232 million related to severance and other compensation expenses.
Income tax credit of CHF 158 million recorded in 6M16 mainly reflected the impact of the geographical mix of results and the impact of a deferred tax asset re-assessment in Switzerland. Overall, net deferred tax assets increased CHF 146 million to CHF 6,271 million as of the end of 6M16 compared to the end of 2015, mainly driven by the deferred tax asset re-assessment. Deferred tax assets on net operating losses increased CHF 840 million to CHF 2,594 million during 6M16. The Credit Suisse effective tax rate was 55.4% in 6M16, compared to 33.7% in 6M15.
Segment results
In 6M16, Swiss Universal Bank reported income before taxes of CHF 885 million and net revenues of CHF 2,693 million. Compared to 6M15, net revenues were 6% lower, mainly due to lower transaction-based revenues and lower recurring commissions and fees, including the impact of CHF 148 million from the deconsolidation of the cards issuing business in 2015, partially offset by higher net interest income. Transaction-based revenues decreased 19%, reflecting significantly lower fees from foreign exchange client business, significantly lower brokerage and product issuing fees and lower sales and trading revenues reflecting lower client activity. 6M15 included higher client activity following the Swiss National Bank (SNB) actions taken in January 2015. Recurring commissions and fees were 14% lower primarily reflecting the CHF 115 million impact from the deconsolidation of the cards issuing business and the impact of lower average assets under management. Net interest income increased 9% compared to 6M15, mainly driven by improved loan margins on stable average loan volumes and stable deposit margins on lower average deposit volumes.
Total operating expenses were 5% lower compared to 6M15 with lower general and administrative expenses, reflecting the impact from the deconsolidation of the cards issuing business, and slightly lower compensation and benefits, partly offset by restructuring expenses of CHF 44 million in connection with the implementation of the new strategy.
In 6M16, International Wealth Management reported income before taxes of CHF 545 million and net revenues of CHF 2,318 million. Net revenues were stable compared to 6M15, reflecting significantly higher net interest income in Private Banking, partially offset by lower transaction- and performance-based revenues and slightly lower recurring commissions and fees.
Net revenues in Private Banking increased slightly compared to 6M15, primarily driven by significantly higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Net interest income increased 33%, reflecting higher loan and deposit margins on higher average loan and deposit volumes. Transaction- and performance-based revenues decreased 15%, mainly driven by lower brokerage and product issuing fees, lower fees from foreign exchange client business, significantly lower half-yearly performance fees reflecting the challenging market conditions and a decline in sales and trading revenues. 6M15 included higher client activity due to the SNB actions taken in January 2015. Recurring commissions and fees decreased 6%, primarily driven by lower security account and custody services fees, a decline in banking services fees and included the impact of lower average assets under management, partially offset by higher investment advisory fees.

Net revenues in Asset Management were stable compared to 6M15, as growth in management fees was offset by lower performance and placement revenues and lower investment and partnership income. Management fees increased 5% and included the impact of slightly higher average assets under management. Investment and partnership income decreased 4%, mainly reflecting lower performance from single manager hedge funds, partially offset by a residual gain from a private equity interest in 1Q16. Performance and placement revenues decreased 22% primarily from lower placement fees, partially offset by higher investment-related gains.
Total operating expenses were stable, with higher general and administrative expenses and restructuring expenses of CHF 23 million in 6M16, offset by lower compensation and benefits.
In 6M16, Asia Pacific reported income before taxes of CHF 470 million and net revenues of CHF 1,818 million. Compared to 6M15, net revenues decreased 15%, driven by lower equity sales and trading revenues reflecting the absence of the strong market conditions experienced in 6M15.
Net revenues in Private Banking increased 9% compared to 6M15, mainly reflecting an increase in net interest income, partially offset by a decrease in transaction-based and other revenues. The increase in net interest income reflected higher loan and deposit margins on higher average volumes. The decrease in transaction-based revenues reflected lower brokerage and product issuing fees, partially offset by higher corporate advisory fees arising from integrated solutions and a dividend from an equity participation. The decrease in other revenues reflected a reversal of gains on credit hedges that were offset by a corresponding release of provision for credit losses.
Net revenues in Investment Banking decreased 24% compared to 6M15, mainly due to lower equity sales and trading revenues, partially offset by higher fixed income sales and trading revenues and higher underwriting and advisory fees. The decrease in equity sales and trading revenues reflected the absence of the strong market conditions experienced in 6M15, primarily in derivatives and systematic market making. Equity derivatives results in 6M16 included the positive impact of CHF 65 million resulting from a recalibration of the valuation model for certain hybrid instruments to reflect increased observability of pricing data and a more standardized approach across products. Higher fixed income sales and trading revenues were primarily driven by rates products reflecting increased client activity.
Total operating expenses increased 6%, reflecting increased compensation and benefits driven by growth-related higher headcount, and higher general and administrative expenses.
In 6M16, Global Markets reported a loss before taxes of CHF 44 million and net revenues of CHF 2,875 million. Net revenues declined 29%, primarily reflecting challenging market conditions, notably in 1Q16, and lower capital usage in line with our accelerated strategy to right-size our business. Revenues from credit of CHF 1,132 million declined 41% compared to 6M15, primarily due to significantly lower results in our securitized products business. Securitized products trading revenues declined across most products primarily as we decreased risk in the portfolio by reducing inventory positions and due to lower capital usage compared to 6M15. Global credit products revenues were also lower, as lower investment grade trading activity was partially offset by improved leveraged finance trading activity. Solutions revenues of CHF 754 million declined 22% compared to 6M15, reflecting increased volatility and macroeconomic uncertainty surrounding central bank actions, which resulted in lower client activity. Emerging markets revenues were also lower, mainly due to lower structured products performance. We had lower revenues in global macro products due to reduced client activity in our rates business, partially offset by improved performance in our foreign exchange business. Equity derivatives revenues declined mainly due to subdued client activity in fund linked products. Revenues from equities of CHF 1,070 million decreased 14% compared to 6M15 due to lower revenues from systematic market making, primarily reflecting challenging operating conditions in 1Q16. Prime services revenues declined, reflecting reduced leverage exposure and reduced client activity and risk appetite. Cash equities trading revenues declined, reflecting the negative impact of lower primary issuance activity. Equity underwriting revenues declined in line with muted industry-wide activity across initial public offerings (IPOs) and follow-on offerings.
Total operating expenses declined 2% compared to 6M15, primarily due to lower compensation and benefits, partially offset by restructuring expenses booked in 6M16. In light of the acceleration of our strategic initiatives, total operating expenses included CHF 150 million in restructuring expenses in 6M16.
In 6M16, Investment Banking & Capital Markets reported income before taxes of CHF 73 million, a decrease of 26% compared to 6M15. Net revenues of CHF 931 million declined 4% compared to 6M15, primarily due to lower equity underwriting revenues, partially offset by higher revenues from advisory and debt underwriting. Revenues from advisory and other fees of CHF 404 million increased 35% compared to 6M15, reflecting an increase in our share of wallet, despite a decline in the industry-wide fee pool. Debt underwriting revenues of CHF 483 million increased 3% due to higher derivative financing. Equity underwriting revenues of CHF 139 million declined 37%, driven by lower industry-wide IPO and follow-on offering issuance activity. Compared to 6M15, net revenues were also impacted by lower corporate lending revenues, recognized in other revenues.
Total operating expenses decreased 5% compared to 6M15, primarily reflecting a decrease in compensation and benefits.

In 6M16, the Strategic Resolution Unit reported a loss before taxes of CHF 2,012 million compared to a loss before taxes of CHF 554 million in 6M15. Negative net revenues were CHF 904 million in 6M16 compared to net revenues of CHF 725 million in 6M15. The movement was primarily driven by valuation adjustments in the legacy investment banking portfolio and lower revenues relating to the restructuring of select onshore businesses.
Total operating expenses decreased 18% compared to 6M15, driven by lower compensation and benefits, reflecting the transfer of our US private banking business, and lower general and administrative expenses. These decreases were partially offset by restructuring expenses recorded in 6M16.
Corporate Center loss before taxes was CHF 202 million in 6M16 compared to income before taxes of CHF 212 million in 6M15. We early adopted certain sections of ASU 2016-01, which required changes in fair value relating to the instrument-specific credit risk of fair value option-elected financial liabilities be presented separately in accumulated other comprehensive income. Therefore, fair value gains or losses from movements in own credit spreads were no longer recorded in the Corporate Center beginning in 2016. Other revenues primarily reflected required elimination adjustments associated with trading in own shares. Compensation and benefits mainly reflected fair value adjustments on certain deferred compensation plans not allocated to the segments. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements.

Condensed consolidated financial statements
Please refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q16 and 2Q16.

Exhibits
No. Description
12.1 Ratio of earnings to fixed charges
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm
99.1 Credit Suisse Financial Report 2Q16
101.1 Interactive data files (XBRL-related documents) – Credit Suisse Group AG

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
(Registrant)
Date: July 28, 2016
By:
/s/ Tidjane Thiam
      Tidjane Thiam
      Chief Executive Officer
By:
/s/ David R. Mathers
      David R. Mathers
      Chief Financial Officer